Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated December 10, 2007
Registration Statement No. 333-145929
Cardtronics, Inc.
12,000,000 Shares

Issuer:	Cardtronics, Inc.

Price Range:	$10.00 to $11.00. This represents a decrease from the price range of $14.00 to $16.00 indicated in the preliminary prospectus dated November 26, 2007 relating to these securities (the “Preliminary Prospectus”). Please see Post Effective Amendment No. 1 to the Registration Statement (No. 333-145929), filed with the Securities and Exchange Commission on December 10, 2007 (“Post Effective Amendment No. 1”), which reflects the changes that resulted from the decrease in the price range and from the below described change in the number of shares offered.

Common Stock Offered:	12,000,000 shares to be offered by the Issuer. This represents a decrease from the 16,666,667 shares of the total number of shares offered, and an increase from the 8,333,333 shares offered by the Issuer, as indicated in the Preliminary Prospectus. Existing stockholders will not participate in the offering other than the over-allotment option as set forth below.

Over-Allotment Option:	1,800,000 shares to be offered by certain stockholders. This represents a decrease from the 2,500,000 shares indicated in the Preliminary Prospectus.

Common Stock Outstanding After the Offering:	38,514,125 shares of common stock will be outstanding after the completion of the offering, compared to 34,909,608 shares of common stock as indicated in the Preliminary Prospectus. This increase is due primarily to the increased number of shares of common stock to be issued and sold by the Issuer.

Estimated Net Proceeds and Use of Proceeds:	As a result of the decrease in the price range and an increase in number of shares offered by the Issuer, the estimated net proceeds will change from approximately $114.8 million to approximately $115.7 million based on an assumed public offering price of $10.50 per share (the mid-point of the new price range). A $0.50 increase or decrease in the assumed initial public offering price of $10.50 per share would increase or decrease the net proceeds to us from this offering by approximately $5.6 million. The intended use of proceeds remains to repay indebtedness existing under our credit facility (approximately $105.6 million as of September 30, 2007) with the balance to be used for general corporate purposes.

Summary Historical Consolidated and Pro Forma Financial and Operating Data:	As a result of the decrease in the estimated price range and an increase in the number of shares offered by the Issuer, the pro forma share and per share data and the “As Adjusted” column of the balance sheet data in the “Summary Historical Consolidated and Pro Forma Financial and Operating Data” section on page 12 of the Preliminary Prospectus have been revised to reflect the adjustment to the assumed stock split applicable to existing common shares. Please see page 12 of Post Effective Amendment No. 1.

Capitalization:	As a result of the decrease in the estimated price range and an increase in the number of shares offered by the Issuer, the “As Adjusted” column of the table in the “Capitalization” section on page 36 of the Preliminary Prospectus has been revised to reflect the increase in the net proceeds from the offering and an increase in the number of shares outstanding after the offering. Please see page 36 of Post Effective Amendment No. 1.

Dilution:	The pro forma numbers in the “Dilution” section on pages 38-39 of the Preliminary Prospectus have been revised to reflect the increase in the net proceeds from the offering and the effects on the conversion of the Series B Convertible Preferred Stock and the assumed stock split applicable to existing common shares as a result of the decrease in the price range and the increase in the number of shares offered by the Issuer. Please see pages 38-39 of Post Effective Amendment No. 1.

Selected Historical Consolidated Financial and Operating Data:	As a result of the decrease in the estimated price range and an increase in the number of shares offered by the Issuer, the pro forma share and per share data on page 41 and the pro forma net income (loss) per common share data on page 43 of the Preliminary Prospectus has been revised to reflect the adjustment to the assumed stock split applicable to existing common shares. Please see pages 41 and 43 of Post Effective Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements:	As a result of the decrease in the estimated price range and an increase in the number of shares offered by the Issuer, the pro forma share and per share data price on pages 47-48 of the Preliminary Prospectus has been revised to reflect the adjustment to the assumed stock split applicable to existing common shares. Please see pages 47-48 of Post Effective Amendment No. 1.

Net Income (Loss) Available to Common Shareholders:	Our Series B Convertible Preferred Stock will convert into shares of our common stock immediately prior to our initial public offering. The conversion formula, when applied to the mid-point of the price range, will provide for TA Associates receiving incremental shares, resulting in a different allocation of shares among existing shareholders. As a result of this conversion and based on the mid-point of the price range, we will recognize for accounting purposes a one-time non-cash reduction in net income (loss) available to common stockholders of approximately $33 million for the reporting period in which this offering is completed. Post Effective Amendment No. 1 contains a revised risk factor describing the impact of this change as well as revisions to the notes to our pro forma financial statements. Please see page 16, footnote (8) on page 53, and page F-20 of Post Effective Amendment No. 1.

Certain Relationships and Related Party Transaction:	In connection with this offering, the terms of the Series B Convertible Preferred Stock held by the TA Funds have been amended so that at the mid-point of the estimated price range, the shares of common stock held by the TA Funds will represent 44.5% of the Issuer’s pre-IPO outstanding shares of common stock. To the extent the initial public offering price per share is above or below the mid-point of the range, the total number of outstanding shares of common stock reflected in the prospectus will not change, but will result in a different allocation of shares among existing stockholders including the TA Funds. Please see page 142 of Post Effective Amendment No. 1.

Unaudited Interim Condensed Consolidated Financial Statements and Annual Financial Statements:	As a result of the decrease in the estimated price range and an increase in the number of shares offered by the Issuer, the pro forma share and per share data on pages F-11 and F-12 of “Unaudited Interim Condensed Consolidated Financial Statements” and pages F-57 and F-58 of “Annual Financial Statements” have been revised to reflect the adjustment to the assumed stock split applicable to existing common shares. Please see pages F-11, F-12, F-57 and F-58 of Post Effective Amendment No. 1.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, by telephone at 1-800-503-4611 or by e-mailing prospectusrequest@list.db.com; William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606, by telephone at 1-800-621-0687 (x8835); or Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001, by telephone at 1-800-294-1322 or by e-mailing dg.prospectus_distribution@bofasecurities.com.